Nyxoah SA

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Nyxoah SA
Registration Statement on Form F-3
Filed March 20, 2025
File No. 333-285982
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Nyxoah SA, a limited liability company organized and existing under the laws of Belgium (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-3 to Tuesday, April 1, 2025, at 4:00 p.m., Eastern time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3050 with any questions regarding this request.

Very truly yours,

NYXOAH SA

/s/ John Landry
John Landry
Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John T. Rudy
Jason McCaffrey